Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:   604 247 4400
Fax:   604 247 0512

News Release

November 2, 2007

Capital spending to focus on maintenance of business

Vancouver, (BC)– Catalyst Paper announced today that its program of high return capital projects will be largely complete in 2007 and capital spending is expected to return to basic maintenance levels in 2008.

Capital spending to the end of the third quarter was $68 million and is expected to reach approximately $90 million by year end, similar to the previous two years.

“With the majority of capital initiatives reaching completion this year, we are able to return to maintenance of business capital spending level in the range of $35 million in 2008,” Richard Garneau, president and chief executive officer told investors during the company’s third quarter earnings call. “With a Canadian dollar trading at $1.07 today, it’s prudent to take a pause in our capital initiatives to manage our cash flow to protect the underlying business.”

The company also announced, today, a $60 per short ton price increase for its Electracote Gloss and Satin (#5 LWC) paper grades, effective December 1, 2007, bringing the total announced increases to $180 per ton since July 1, 2007.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, profit improvements, restructuring costs, productivity, manning levels, capacity and capital and maintenance expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713